Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Commercializing Aerial Ridesharing

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Today’s Presenters JoeBen Bevirt Paul Sciarra Michael Thompson CEO & Chief Architect Executive Chairman President & CEO Joby Joby Reinvent Serial Entrepenuer with Lifelong Passion for Co-Founder of Pinterest Founder / Portfolio Manager of BHR Aviation and Engineering Entrepreneur-in-Residence at Andreessen Capital Co-Founder of Velocity11 Horowitz 3

Reinvent is Proud to Sponsor Joby: A World-Changing Platform Investment Objectives Venture capital at scale – innovation driven company with uncapped growth potential ü At the nexus of impactful and attractive long-term technology trends where we have expertise and believe we can add value (autonomous transportation; clean energy ü infrastructure; electric vehicles; growth of marketplaces) Market-leading company delivering products and services that matter in people’s lives ü Visionary and bold founder and CEO ü Long-term shareholder alignment, including with strategic investors like Toyota and Uber ü Business model that benefits from sustained and defensible network effects at scale ü 4

DeSPAC Structure Aligns Interests for Long-Term ü Reid Hoffman will serve on the Board of Directors ü Up to five-year lock-up on founder shares ü Price-based vesting triggers of $12, $18, $24, $32 and $50 per share on founder shares ü Senior Joby management and material existing investors subject to lock-up arrangements substantially similar to the founder shares ü $100MM+ investment in PIPE from Reinvent Capital SPV Strong Alignment for Joby and Reinvent to Drive Significant Long-Term Value for Shareholders 5

Transaction Summary Transaction Structure • Joby and Reinvent are in discussion to combine in order to grow the industry leading aerial ridesharing business as a public company and achieve commercialization for its eVTOL aircraft by 2024 • Restructured founder shares and private warrants to create long-term alignment Valuation • Transaction implies a fully diluted pro forma aggregate value of $4.6Bn (2.3x AV / 2026E Revenue) • Existing Joby shareholders to roll 100% of their equity and expected to receive 81% of the pro forma equity(1) Capital Structure • The transaction will be funded by a combination of Reinvent cash held in a trust account and proceeds from Reinvent PIPE for an aggregate of up to $1.2Bn(1) • Pro forma for the transaction, Joby expects to have up to $1.6Bn of cash to fund growth and commercialize its operations 1 Notes: . Pro-forma ownership based on $10.00 per share price and excludes potential dilution from out-of-the-money Reinvent warrants and out-of-of the-money founder share. Pro-forma further assumes no redemptions by Reinvent’s existing public shareholders 6

Joby Overview

Urban Traffic Networks Collapse



1.00
0.75
0.50
0.25
0
4
8km

Congestion is bad
… and getting worse

- Population urbanization and underfunded infrastructure
- Ridesharing and delivery increasing ground traffic
- LA traffic has increased 80% since 1990

- Average speed drops from 37km/h to 9km/h as congestion increases

Ambühl, L., et al. "The Collapse of Urban Traffic Networks." Berkley Hemnet Lab, 2020

9

Massive Untapped Market Opportunity $500 billion addressable market for the U.S. alone (1) Total global addressable market is north of $1 trillion 1 Notes: . Booz Allen Hamilton: Urban Air Mobility (UAM) Market Study – 2018 10

Meet Joby + A pioneering aircraft that has been 10 years in the making + A vertically-integrated business model that sees us both manufacturing and operating the aircraft + A vision to offer flights at the same price as a ground-based taxi 11

150+ mi range 200 mph 5 Seats 65 dBA Airline level triple 10 years in (with 30 min VFR reserve) top speed 1 pilot 4 passengers @ 100m (hover) redundancy development 13

Step Change Beyond Existing Helicopter Technology ~100x Quieter Than a Helicopter... ...At a Fraction of the Cost Intolera Electric $393 Quiet as a 93 95 dBA conversation dBA Acoustic signature of 90 65dBA at hover dBA dBA 4x cost per mile (100m) improvement 60 over a helicopter 40 dBA dBA $95 operating a 25mi (500m) trip 20dBA Twin Engine Joby S4 Helicopter (1) Inaudible Operating Cost: 25mi trip Notes: 14 1. AircraftCostCalculator (Sikorsky S-76C+) – Based on 120mph helicopter block speed

Best-In-Class Energy Consumption Average Vehicle (1) Occupancy 4,600 4.0 (2) ICE car(3) 1.1 (4) 1.000 mile consumptionmile Passenger 2.5 / EV car (4) passenger 1.1 hour Energy per Watt — 20 40 60 80 100 Trip distance Miles Notes: 1. Average occupancy does not include pilot(s) 2. Assumes 4 passenger average occupancy in a 6-person helicopter 15 3. Internal combustion engine calculated at 32mpg 4. https://www.gocarma.com/news/2019/11/7/average-vehicle-occupancy-avo-as-a-key-performance-metric

Powertrain & Electronics + Key unlocking technologies developed in-house, using proven commodities + Battery module, pack and management electronics all in-house, with high volume battery cell from auto supply chain + Existing battery tech supports stated performance goals and design meets existing fire safety standards + High-torque, dual-redundant motors developed in-house, allowing for better integration with airframe and propellers + Power electronics co-joined with motors to minimize mass and maximize performance, redundancy built in across systems

Los Angeles Malibu 15 min Santa Monica 6 min LAX 8 min Anaheim + Aerial ridesharing unlocks the Long Beach 12 min third dimension of transportation 12 min + 5x faster than driving in major metros (1) + Fraction of the infrastructure costs of rail and highway development Newport Beach 15 min + Replicable worldwide 16 Notes: 1. Calculated based on average Joby S-4 speed of 125mph vs. 25mph speed in Los Angeles traffic per Google Maps average travel times at rush hour for each individual trip, averaged across all trips

Target Global Markets London Berlin Vancouver Paris San Francisco Chicago New York Seoul Los Angeles Dallas Washington, D.C. Tokyo Houston Osaka Miami Dubai Mexico City Hong Kong Bangkok Singapore Rio de Janeiro Sao Paulo Melbourne Key Criteria for Population Travel Distances Existing Airport O&D Fortune 1000 Per Capita GDP Evaluation Density and Congestion Infrastructure Traffic Presence 17

+ Joby Acquires Uber Elevate in January 2021 Combining Industry Leading eVTOL OEM & Operations De-risk go-to-market + Access to data, tools, research and team + Market simulation tools will assist with launch planning + Work alongside a world leading operational launch team from UberCopter De-risk demand generation + Uber/Joby to partner in U.S. launch markets for demand generation + Joby to appear in Uber App on a nonexclusive basis, and vice versa 18

Multimodal Unlocked Individual “first-mile” legs Pooled air taxi trip Individual “last-mile” legs

Uber Copter: Real-World Experience

Operational Software Tools Acquired Operations App Pilot App Rider App Heliport App

Network Design 2 1

Network Design

Network Design

Network Design

Network Design 3 4 2 1

Network Design 5 3 4 2 1

Illustrative Market Routes Los Angeles Bay Area LAX Pasadena San Francisco DTLA Oakland Mountain View San Jose Newport 19

Illustrative Market Routes Miami Tri-State Area Highland Beach Boca Raton Stamford White Greenwich Andytown Plans Weston Hollywood Fort Lauderdale Manhattan Miami Beach NEW YORK EWR MIAMI JFK Long Beach 20 Cutler Bay

What is ‘Type Certification’? + + = Type Operating Qualified Commercial Certificate Certificate Pilot Operations Certification Basis Means of Compliance Demonstration of Compliance Verification of Compliance (What Safety Requirements Apply?) (How will you comply?) (Analysis & Testing) (Review of Testing & Reports)

FAA Part 23 Certification

World Class Team

Aircraft certified	+25 Aircraft
Aggregate years of experience	+275 Yrs.
Certification experts	+30 People
Designated engineer reps (DERs)	+17 People



Greg Bowles

Head of Government and Regulatory Affairs

Former Co-Chairman of the FAA Part 23 Reorganization Aviation Rulemaking Committee


Unique Program Risk
Joby
Today
Joby Early Policy Engagement
Type Certification Application
Certification Basis Defined
Means of Compliance Defined
Certification Plans Accepted
Aircraft PDR
Aircraft CDR
Conforming Component Tests
Conforming Aircraft Tests
Type Inspection Authorization / FAA Flight Tests
Type Certificate

21

Early Revenue Opportunity that Reduces Technology Risk Dual airworthiness tracks with the Department of Defense & the FAA + $40MM+ in Contracts secured with an estimated $120MM+ in progress + Operations in line with FAA certification & future commercial operations + Provides real-time operational data for FAA certification + 3 Government Entity Clients + Military Flight Release Granted – December 10th ‘20 “We are announcing a world’s first. Joby Aviation is receiving the first military airworthiness approval for an electric vertical takeoff and landing aircraft.” – Dr. Will Roper, U.S. Air Force & Space Force Acquisition, Technology & Logistic Chief 22

Preparation for Scaled Manufacturing + Identified facility locations + Acquired site for initial production + Developed in-house tooling + Strategic partnership since Series C in January 2020 brings world leading scaled manufacturing experience & quality to eVTOL sector + Scaled production setup experience + Deep understanding of automation + Technical resource for production 23

2020 Received certification basis 2021 Aircraft design lock Anticipated timeline Certification component level testing to certification and commercialization 2022 FAA certification flight test Ahead of the competition Demonstration service in select markets 2023 Mass production facility comes online FAA Type Certification issued 2024 Commercial service launch in initial markets Global commercial service launched 24

Seasoned Management Team with Decades of Experience JoeBen Bevirt Bonny Simi Kate DeHoff Gregor Veble Rob Thodal CEO & Chief Head of Air Ops & General Counsel & Chief Aerodynamicist Head of Airframe Architect People Corporate Secretary Paul Sciarra Eric Allison Joe Brennan Jon Wagner Greg Bowles Executive Chairman Head of Product Head of Head of Powertrain Head of Government Manufacturing and Regulatory Affairs 25

Strong Existing Investor Base 26

Built Deep Competitive Moat + First to market with the right aircraft + 4 passenger aircraft to optimize unit economics + De-risked certification process + Well developed go-to-market strategy enhanced through Uber Elevate acquisition + World class engineering and certification team + FAA Part 23 general aviation certification enables global reach + More capital raised than all aerial ridesharing peers combined 27

Financial Overview

Attractive Unit Economics and Payback on Each Aircraft Joby Service Unit Economics in 2026E Contribution Margin and Payback Analysis Attractive Payback Period Across Varying Load and Aircraft Cost Assumptions $MM Years 2.2 Passenger Load Factor (0.9) 1.8 2.3 2.8 3.3 (0.2) (0.1) (0.1) 1.0 $0.9MM 1.6 0.9 0.6 0.5 Cost $1.3MM 2.4 1.3 0.9 0.7 Annual Net COGS (1) OpEx Depreciation Interest Contribution Revenue Per Margin Aircraft Plane $1.5MM 2.7 1.5 1.0 0.8 Payback Period in 2026E Burdened Fully Burdened Aircraft Production Cost (2) 1.3Fully $1.8MM 3.3 1.8 1.2 0.9 Contribution Margin Per Aircraft 1.0 Payback Period ~1.3 years in 2026E $2.1MM 3.8 2.1 1.4 1.1 1 Not . C eOGS s: includes maintenance costs, fully burdened pilot costs, landing fees, battery replacement costs, and fleet management and customer service staff costs 2. Inclusive of manufacturing costs only for 2026E as financing costs are built into contribution margin 29

Base Financial Plan Underpinned by Significant Progress to Date Potential Upside Levers • More efficient scaling of manufacturing • Faster reduction in Revenue per Available Seat Mile (“RASM”) • Improvement in energy density for energy storage Base Case • Faster global adoption of advanced transportation technology than in the U.S. • Utilization upside to drive improvement in plane unit economics • 2-3 city initial rollout starting in 2024 and achieving scale by 2026 Significant Progress Towards Our Business Plan • Add newer cities only after meaningful • Significant data assets from Uber Elevate with leading operational launch team penetration of initial • World-class engineering and certification team rollout cities • Route-by-route demand analysis for target launch cities • Streamlined certification process with FAA under Part 23 that will have global acceptability • Identified and acquired manufacturing facilities including factory location and land • Majority of components and tooling designed in-house 30

~$1.2Bn Capital Raise Expected to Fund Commercialization in 2024 No Anticipated Further Capital Needs Beyond SPAC and PIPE Transaction to Begin Operations 2021E 2022E 2023E 2024E 2025E 2026E Income Statement Items Total Revenue – – – 131 721 2,050 Growth (%) 450% 185% Recurring Aircraft Revenue (1) – – – – 186 796 New Aircraft Revenue – – – 131 535 1,254 Recurring Aircraft Revenue Contribution (%) 26% 39% (-) Cost of Goods Sold (2) – – – 55 304 867 Gross Profit – – – 76 417 1,183 Gross Profit Margin (%) 58% 58% 58% Adjusted EBITDA(3) (151) (190) (165) (69) 185 824 Adjusted EBITDA Margin (%) (3) 26% 40% Total Capex 58 68 166 552 903 1,444 Depreciation & Amortization 3 7 19 47 113 219 Assumptions Revenue Generating Aircraft (Average) 2 7 26 141 413 963 Number of Cities – – – 1 2 3 1 Notes: . Recurring Aircraft Revenue = Prior Year Average Aircraft * Current Year Revenue per Plane; Joby Service segment only 31 2 3.. Adjusted COGS includes EBITDA pilot is a costs, non-GAAP maintenance financial labor metric and defined parts costs, by us fleet as net management loss or gain before and customer interest service expense, staff provision costs, and for battery income replacement taxes, depreciation costs and amortization expense, and stock based compensation

Key Assumptions and Performance Indicators in 2026

Joby Service

Aircraft

- Average of **963** total aircraft (**850** in Service segment)
- Fully loaded manufacturing cost of **$1.3MM** per aircraft
- Average useful life of **~50k** flight hours which equates to over 15 years

Utilization

- **~7** hours spent in flight per day with **~12** operating hours [(1)]
- **~12.4MM** total flights per year with **~35.4k** flights per day
- Average trip length of **26** miles
- Load factor of **2.3** passengers per trip

Bottoms-Up Cost Analysis

- Fully loaded annual COGS, operating expense, depreciation, and interest of **$1.2MM** per aircraft
  - COGS includes pilots, landing fees, customer service, and maintenance
  - Operating expenses includes SG&A
- Fully burdened CASM of **$0.86** [(2)]

Revenue & Payback

- Net revenue of **$2.2MM and $1.0MM** annual profit per plane
- Based on $1.3MM cost, payback period of **~1.3** years
- Price point of **$3.00** per seat mile (**$1.73** RASM at full load factor) is cheaper than Uber Black for an individual

Notes:
1. Assumes 14 operating hours per weekday and 8 operating hours per weekend day
2. CASM = (COGS plus operating expense plus depreciation) / Total Available Seat Miles of 1,188MM

32

Transaction Overview Sources and Uses and Pro-Forma Ownership Assuming a $510MM PIPE $MM, except per share data Sources Pro Forma Valuation Rollover Equity $5,000 Share Price $10.00 Reinvent Cash Held in Trust 690 Pro-Forma Shares Outstanding (1) 620 PIPE Investment 510 Equity Value $6,200 Total Sources $6,200 + Debt 6—Net Cash (2) (1,563) Uses Aggregate Value $4,643 Cash Proceeds to Joby (1) $1,138 Illustrative Pro-Forma Ownership (1) Equity Consideration to Joby Existing Investors 5,000 Estimated Transaction Costs 62 Total Uses $6,200 SPAC Public Holders Existing Holders 11% 81% PIPE Holders 8% 1 Notes: . Pro-forma shares outstanding based on $10.00 per share price and excludes potential dilution from out-of-the-money Reinvent warrants and out-of-of the-money founder share. Pro-forma further assumes no redemptions by Reinvent’s existing public 2. shareholders Includes $425MM . Private of existing warrants Joby restructured cash and to cash match equivalents public warrant as of December terms 31, 2020 and $1,138MM of net proceeds to be added to Joby’s balance sheet 33

Analogous Autonomous Ridesharing Precedents Validates Valuation Upside +Recent validations from Valuation Across Last Five Rounds Latest Valuation $Bn $Bn autonomous ridesharing $30Bn precedents 30 +Large, untapped addressable 20 $19Bn markets $15Bn $31Bn $12Bn +Pre-commercialization phase 10 +Service-based models with $1Bn strong network effect—2016 2018 2018 2019 2021 2020 +Specialized hardware Lead Investor: + Waymo and its autonomous taxi business was most recently valued at $31Bn +Significant ability to scale + Service based model, with limited vertical Employee integration Count: 35 ~350 ~350+ 1,500 1,650+ + Low margins given expectation for continued aggressive growth Source: PitchBook 34

Vertically Integrated Model Will Provide for Strong Growth and Margins Joby Boasts Substantial Scale of up to ~4x Other Emerging Technology Winners ’25E Revenue ($Bn) Revenue Growth Emerging Technology Winners Disruptive Transportation Vertically Integrated Platforms 2025E Peer Revenues and 2021E-2025E CAGR unless otherwise noted 0.7 2.1 3.2 (2) 0.9 0.5 0.8 18.6 209.4 8.3 39.7 174.3 51.2 114.7 485% 512% 199% Median: 174% 185% 149% 132% Median: 32% Median: 14% 39% 38% 26% 22% 17% 14% 13% 2025E 2026E (2) (1) (3) EBITDA Margin 2025E Peer EBITDA Margin unless otherwise noted Median: 32% 40% 39% 37% 35% Median: 32% 28% 25% Median: 15% 32% 26% 25% 17% 17% 13% 8% 2025E 2026E (3) (1) (2) Source: Wall Street Research Estimates as of January 26, 2021, Investor Presentations 1 Notes: . Joby Revenue growth shown year-over-year for 2025E and 2026E. Revenue and Adjusted EBITDA margin as of 2025E and 2026E 3 2.. Estimates Revenue growth based on CAGR investor calculated presentation from 2025E at time -2028E; of transaction revenue announcement and EBITDA margin as of 2028E 35 respectively income taxes, . Adjusted depreciation EBITDA and is amortization a non-GAAP expense, financial and metric stock defined based by compensation us as net loss or gain before interest expense, provision for

Joby Valuation Consistent with High Growth, Disruptive Companies… …And Conservative on a Cash Flow Basis Current AV / 2025E Revenue x 18,5x 16,4x Median: 11,5x Median: 3,5x Median: 4,5x 6,4x 6,7x 5,3x 5,0x 4,5x 3,4x 4,6x 3,2x 2,3x 2,5x 1,7x 2025E 2026E (2) (1) (3) Current AV / 2025E EBITDA x 67,1x 69,3x 44,0x Median: 35,2x 36,6x Median: 25,6x Median: 13,7x 25,1x 26,4x 14,7x 14,4x 13,7x 12,7x 8,7x 9,9x 5,6x 2025E 2026E (2) (1) (3) Emerging Technology Winners Disruptive Transportation Vertically Integrated Platforms Source: Wall Street Research Estimates as of January 26, 2021, Investor Presentations 1 Notes: . Assumes pro forma aggregate value of $4.6Bn. Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock based compensation 36 3 2.. Based Aggregate on 2028E value estimates based on InterPrivate Acquisiton Corp’s share price as of January 26, 2021, AEVA’s pro-forma shares outstanding and net debt from the time of announcement. Revenue and EBITDA estimates based on investor presentation at time of transaction announcement

Cash Flows Support Attractive Entry Point for Investors Present Value of Future Aggregate Value at an Illustrative 20% Discount Rate + Applies a 25-30x AV / EBITDA multiple range to Joby’s 2026E EBITDA to arrive at an Implied Future Aggregate Value + The applied multiple range is representative of the long-term valuation of premier vertically integrated platforms + Implied Future Aggregate Value is discounted 4.75 years back at an illustrative 20% rate to arrive at an Implied Current Aggregate Value Discounted Aggregate Value Analysis $Bn $24.7Bn $20.6Bn $10.4Bn $8.7Bn $4.6Bn (1) (1) 25-30x 2026E Adjusted EBITDA 25-30x 2026E Adjusted EBITDA 2.3x 2026E Revenue Implied Notional Aggregate Value Implied Current Aggregate Value Post-Money Aggregate Value at 20% Discount Rate Significant potential for continued value creation as market matures and Joby rolls out to additional cities 37 Notes: 1. Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock-based compensation

Long-Term Targets in Line with Joby’s Mission In Approximately 10 Years, Joby Estimates to Have + ~14K vehicles generating ~$20Bn Revenue + ~5Bn miles flown + Presence in over 20 cities worldwide + Adjusted EBITDA margin of ~35% + ~50%+ recurring aircraft revenue contribution Reinforcing Competitive Advantage Over Time + Joby is positioned to be the world’s leading operator of aerial ridesharing vehicles 38

＋Key megatrends: sustainability, urbanization, and new mobility technologies ＋Massive global TAM ＋Vertically integrated on-demand business model generates recurring revenue ＋Zero emissions, quiet, electric, piloted aircraft in FAA certification Joby exists to save process a billion people an ＋World class technical & certification team of 600+ employees ＋Pre-service revenues from government contracts de-risk hour a day commercialization ＋Compelling unit economics: 45% contribution margin & less than 2-year aircraft payback ＋Strong partners & investors: Toyota, Uber, Department of Defense, and more ＋Plan to commercialize aerial ridesharing in a phased roll-out by 2024 7

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